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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 8-A12G/A

                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             CHARMING SHOPPES, INC.
                             ----------------------
             (Exact Name of Registrant as Specified in Its Charter)

               Pennsylvania                                23-1721355
               ------------                                ----------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


450 Winks Lane, Bensalem, Pennsylvania                       19020
---------------------------------------                    ----------
(Address of Principal Executive Offices)                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration file number to which this form relates:
_____________ (if applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

None                                           None
----                                           ----


Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, par value $.10 per share
         --------------------------------------------------------------
                                (Title of Class)

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         This Form 8-A12G/A amends and restates the Form 8-A12G/A filed by
Charming Shoppes, Inc. (the "Company") on May 30, 1973.

Item 1.  Description of Registrant's Securities to be Registered.

         The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, $.10 par value, and 1,000,000 shares of preferred stock, of which 500,000 shares of Participating Series A Junior Preferred Stock (the "Series A Preferred Shares"), $1.00 par value, have been authorized.

Common Stock

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders generally, including the election of directors. Shareholders are entitled to receive such dividends as may be declared from time to time by our board out of funds legally available for dividends and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after the payment of liabilities and any liquidation preference associated with outstanding preferred stock. The holders of our common stock have no cumulative voting rights, no preemptive rights, and no conversion rights.

         The transfer agent for our common stock is American Stock Transfer and Trust Company.

Anti-takeover Provisions of Applicable Pennsylvania Law and our Articles of Incorporation and Bylaws

         Certain provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), and our articles of incorporation and bylaws, summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by shareholders.

Pennsylvania Business Corporation Law

         Generally, Subchapters 25E, F, G and H of the PBCL place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. As a consequence of amendments to our bylaws that were effected in 1984 and 1990, only Subchapter 25F of the PBCL applies to us.

         Subchapter 25F applies to a transaction between a publicly traded corporation and an interested shareholder (defined generally to be any beneficial owner of 20% or more of the corporation's voting stock). Subchapter 25F prohibits such a corporation from engaging in a "business combination" (as defined in the PBCL) with an interested shareholder unless (i) the

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board of such corporation gives approval to the proposed transaction or gives approval to the interested shareholder's acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, in either case before the date on which the shareholder first becomes an interested shareholder (the "Share Acquisition Date"); (ii) the interested shareholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested shareholder reaches such 80% level, the majority of the remaining shareholders approve the proposed transaction and shareholders receive a minimum "fair price" for their shares (as set forth in the PBCL) in the transaction and the other conditions of Subchapter 25F are met; (iii) holders of all outstanding shares of common stock approve the transaction; (iv) no earlier than five years after the Share Acquisition Date, a majority of the remaining shares entitled to vote in an election of directors approve the transaction; or (v) no earlier than five years after the Share Acquisition Date, a majority of all the shares approve the transaction, all shareholders receive a minimum "fair price" for their shares (as set forth in the PBCL) and the other conditions of Subchapter 25F are met.

         Under certain circumstances, Subchapter 25F makes it more difficult for an interested shareholder to effect various business combinations with a corporation for a five-year period following a Share Acquisition Date. The provisions of Subchapter 25F should encourage persons interested in acquiring us to negotiate in advance with our board, since the higher shareholder voting requirements would not be invoked if such person, before acquiring 20% of our common stock, obtains the approval of our board for such acquisition or for the proposed business combination transaction (unless such person acquires 80% or more of our voting shares in such transaction, excluding certain shares as described above).

         Subchapter 25F will not prevent a hostile takeover of us. It may, however, make more difficult or discourage a takeover of us or the acquisition of control of us by a significant shareholder and thus the removal of incumbent management. Some shareholders may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers that are not approved as required by Subchapter 25F but in which shareholders might receive, for at least some of their shares, a substantial premium above the market price at the time of a tender offer or other acquisition transaction.

Articles of Incorporation and Bylaws Provisions

         Certain provisions of our articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to takeover and acquire our business. These provisions may discourage some potentially interested purchasers from attempting a unilateral takeover bid for us on terms which some shareholders might favor. These provisions may also reduce the likelihood of a change in the management or voting control of us without the consent of our then incumbent board.

         The articles of incorporation and bylaws provide for a classified board consisting of three classes as nearly equal in number as practicable. The members of each class are elected for a period of three years, and the term of at least one class will expire in each year. The terms of the existing three classes expire in 2002, 2003 and 2004, respectively. Our board, a class of our board, or any individual director may be removed from office without assigning cause by the

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vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series of our common stock then entitled to vote generally in the election of directors, voting together as a single class ("Voting Power").

         Our articles of incorporation provide that at least 80% of the Voting Power will be required to approve any "business combination" with an "interested shareholder" unless our board will have approved by resolution, before the time such person became an "interested shareholder," a memorandum of understanding or agreement with the "interested shareholder" setting forth, in general, the substance of the terms of the "business combination" transaction to be consummated. The term "business combination" is broadly defined in our articles of incorporation to include, among other things, the following transactions involving us and an "interested shareholder": (i) specified mergers, consolidations, sales or similar dispositions involving $5 million or more in consideration; (ii) issuances or transfers by us of any of our securities involving $5 million or more in consideration; (iii) liquidation or dissolution proposals; and (iv) reclassifications or recapitalizations. The term "interested shareholder" is broadly defined in our articles of incorporation to include, among other things, a person or persons, and his, her, its or their affiliates and associates, who acquire or beneficially own 10% or more of our Voting Power, unless in certain circumstances such Voting Power has been maintained for more than ten years. A majority of our board who are disinterested (i.e., unaffiliated with an "interested shareholder" and on a board before such person became an "interested shareholder") have the power and duty to determine "interested shareholder," "Voting Power," "affiliation," "association," and "business combination" matters, as such terms are defined or provided for in our articles of incorporation.

         At least 80% of the Voting Power is required to alter, amend or repeal, or adopt provisions inconsistent with, the provisions of our articles of incorporation described in the two preceding paragraphs.

         Our articles of incorporation do not permit cumulative voting in the election of directors. Under cumulative voting, it is possible for representation on a class of our board to be obtained by an individual or group of individuals which owns less than a majority of the Voting Power.

         Our bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. These procedures generally provide that the notice of proposed shareholder nominations for the election of directors must be given in writing to our Secretary not later than the date on which a shareholder proposal would be required to be submitted to us in order to be set forth in our proxy statement, in accordance with Exchange Act rules. Such notice generally must (i) identify the name and address of the nominating shareholder and nominee; (ii) contain representations concerning the nominating shareholder's ownership of common stock and intention to appear at the meeting and make the nomination; and (iii) include all relevant information concerning the nominee and his or her relationship or transactions with us that are required to be disclosed in the proxy statement pursuant to Exchange Act rules.

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Item 2.  Exhibits.

Exhibit No.       Description of Document

1. Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 of Form 10-K of the Company for the fiscal year ended January 29, 1994 (File No. 000-07258).

2.                Bylaws, as Amended and Restated, incorporated by reference to
                  Exhibit 3.2 of Form 10-Q of the Company for the quarter ended July 31, 1999.

3. Amended and Restated Rights Agreement, dated as of February 1, 2001, between Charming Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by herein by reference to Exhibit 4.1 to the Company's report on Form 10-K for the fiscal year ended February 3, 2001).

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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CHARMING SHOPPES, INC.



                                      By:    /s/ John J. Sullivan
                                          --------------------------------------
                                          Name: John J. Sullivan
                                          Title: Vice President and Corporate
                                                 Controller

Dated:  September 27, 2002

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                                Index of Exhibits


Exhibit No.       Description of Document

     1. Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 of Form 10-K of the Company for the fiscal year ended January 29, 1994 (File No. 000-07258).

     2.           Bylaws, as Amended and Restated, incorporated by reference to
                  Exhibit 3.2 of Form 10-Q of the Company for the quarter ended July 31, 1999.

     3. Amended and Restated Rights Agreement, dated as of February 1, 2001, between Charming Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by herein by reference to Exhibit 4.1 to the Company's report on Form 10-K for the fiscal year ended February 3, 2001).

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